September 8, 2004

Board of Directors

Can Am Autosales, Inc./

LFG International, Inc.

To Whom it May Concern:

Please accept this notification that I hereby resign as Director, President and Chief Financial Officer of LFG International, Inc. (formerly Can Am Autosales, Inc.), effective September 8, 2004.  I have had no disagreement with the Board of Directors or management of LFG International, Inc. during my terms as an officer and director.

My resignation will allow the Company to appoint new officers who have extensive knowledge of European and international financial transactions.  Thank you in advance for your courtesies.

Very truly yours,

/s/ Triantafyllos Groumoutis

Triantafyllos Groumoutis